Exhibit 4.14

Abbotly Technologies Pty Limited

P.O. Box 104

Gordon, NSW 2072

Australia

March 11, 2006

Mr. Joe Serato

Abbotly Technologies, Inc.

400 N. Mountain Avenue

Suite 219

Upland, CA 91786

Dear Joe:

Re: Amendment 2

Abbotly Technologies License Agreement Dated 23 July 2003

Your request to include the additional territories of Mexico and the Caribbean Islands (the “Additional Territories”), in the Territory of your existing License Agreement with Abbotly Technologies Pty Ltd is approved, effective March 11, 2006, subject to the following conditions.

1.

In the event that no commercially viable revenue stream has been generated from the sale of the Products in any of the Additional Territories within any 12 month period with the first 12 month period commencing from the date of this amendment letter then at the sole discretion of Abbotly the relevant territory for which no commercially viable revenue stream has been generated will revert back to Abbotly and will no longer be included as part of the Territory in the License Agreement with Abbotly Technologies Inc.

2.

Prior to engaging a Sub-Distributor for any of the Additional Territories the Licensee shall provide Abbotly Technologies with a copy of the terms of engagement of each of these Sub-Distributors and details of each Sub-Distributor for Abbotly’s approval.  To qualify for approval, the Licensee shall also provide Abbotly with a business plan for each of the Sub-Distributorships.  The prospective Sub-Distributors must have sufficient working capital to continue for at least six months a suitable business premises and competent staff including technical support.

3.

The Licensee shall accept full responsibility for the training and product of its Sub-Distributors and provide all training for each of the Sub-Distributors appointed to the Additional Territories.  In the event that you require Abbotly Technologies to provide the training it will be at cost of US$ 500 per day paid in advance plus expenses.

Please indicate your acceptance of these terms by countersigning this letter and returning two (2) copies to Abbotly Technologies.

Kind Regards

Abbotly Technologies Pty Limited

_______________________________

_______________________________

For and on Behalf of

For and on Behalf of

Abbotly Technologies Pty Limited

Abbotly Technologies Inc.